CERTIFICATE OF FORMATION

OF

SUCASA COLLECTION LLC

This Certificate of Formation is being executed as of June 3, 2022 for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6, Del.C. §§ 18-101, *et seq.* (the "Delaware Act").

The undersigned, being duly authorized to execute and file this Certificate of Formation, does hereby certify as follows:

1. <u>Name</u>. The name of the limited liability company is Sucasa Collection LLC (the "Company").

2. <u>Registered Office and Registered Agent</u>. The Company's registered office in the State of Delaware is located at 651 N Broad St., Suite 201, Middletown, Delaware 19709, in the county of New Castle. The registered agent of the Company for service of process at such address is LegalInc Corporate Services Inc.

3. <u>Notice of Limitation of Liabilities of Series</u>. Notice is hereby given that pursuant to Section

18-215 of the Delaware Act, the Company is or may hereafter be constituted as a series limited liability company and that pursuant to Section 180-215(b) of the Delaware Act, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company shall be enforceable against the assets of such series only and not against the assets of the Company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the Company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the day and year first above written.

By: /s/Alexandra Nichols

Alexandra Nichols

Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:53 PM 06/09/2022
FILED 06:53 PM 06/09/2022
SR 20222679932 - File Number 6847668

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 07/27/2022
FILED 05:21 PM 07/27/2022
SR 20223106790 - File Number 6847668

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: Sucasa Collection LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

Article 1. The name of this limited liability company is Getaway Collection LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 27th day of July, A.D. 2022.

By: *Amr Shafik*
Authorized Person(s)

Name: Amr Shafik
Print or Type